Filed by Alexion Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Alexion Pharmaceuticals, Inc.
(Commission File No. 000-27756)
Date: April 1, 2021

On April 1, 2021, Alexion sent the following communication to all Alexion employees:

Article for Alexion Intranet

Getting to Know AstraZeneca: Our Values

Planning continues apace to welcome Alexion into the AstraZeneca family, driven by the infinite opportunities of “What Science Can Do.” And as with every endeavor at AstraZeneca, we are guided by values and behaviors that inspire us to make a difference to patients.

The two companies have much in common when it comes to values – a key component of what we believe will make us successful together pending the closure of our deal. We are confident that the AstraZeneca values – designed to be applicable to everyone in our company, across every role and geography –  will be right at home with the dedicated Alexion team.

We’ll be sharing more over the coming weeks about how we live those values, including the following:

We put patients first: We are proud to serve patients and consider them in every decision we take. We  strive to understand the needs of diverse patient populations and act accordingly.

We follow the Science: We are curious and push the boundaries of science. We are creative in how we  work with partners and collaborators.

We play to win: We are determined to make the right choices to win. We build high performing, inclusive and diverse teams that collaborate across the enterprise.

We do the right thing: We are accountable for our actions and the success of AZ. We speak our mind and make it safe for others to do so.

We are entrepreneurial: We are brave, resilient and take smart risks. We act with urgency and simplify the way work gets done.

At AstraZeneca, we celebrate people who live and breathe our Values and behaviors. We look forward to bringing you their stories, and pending the closure of our deal, creating new ones together.

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At AstraZeneca, we’re committed to our Purpose to push the boundaries of science to deliver life-changing medicines.

It’s what binds us. It underpins all that we do. The way we bring our purpose to life is through our shared Values. They help us build a culture where our diversity gives us strength as a team, where we can all come together to make a difference for the diverse patient populations we help. We shaped our Values together alongside 10 behaviours that we hold ourselves accountable to. No matter what our role. Here’s how…

We Follow the Science

●	I am curious and push the boundaries of science
●	I am creative in how I work with partners and collaborators

We Put Patients First

●	I am proud to serve patients and consider them in every decision I take
●	I strive to understand the needs of diverse patient populations and act accordingly

We Play to Win

●	I am determined to make the right choices to win
●	I build high performing, inclusive and diverse teams that collaborate across the enterprise

We Do the Right Thing

●	I am accountable for my actions and the success of AstraZeneca
●	I speak my mind and make it safe for others to do so

We are Entrepreneurial

●	I am brave, resilient and take smart risks
●	I act with urgency and simplify the way work gets done

This is what powers our Growth Through Innovation.

We all share a collective responsibility to continue building an inclusive and diverse culture, making our company a Great Place to Work.

And making a difference to the world around us.

AstraZeneca’s acquisition of Alexion remains subject to customary closing conditions.  Until the transaction closes, AstraZeneca and Alexion continue to operate as independent entities.

Additional Information and Where to Find It

In connection with the proposed transaction, AstraZeneca PLC (“AstraZeneca”) filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) on February 19, 2021.  The registration statement includes a preliminary proxy statement of Alexion that also constitutes a preliminary prospectus of AstraZeneca.  The registration statement has not yet become effective.  Each of Alexion and AstraZeneca may also file other relevant documents with the SEC regarding the proposed transaction.  This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Alexion or AstraZeneca may file with the SEC.  The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Alexion.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Alexion, AstraZeneca and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Alexion will be available free of charge on Alexion’s website at http://www.alexion.com or by contacting Alexion’s Investor Relations Department by email at InvestorRelations@alexion.com.  Copies of the documents filed with the SEC by AstraZeneca will be available free of charge on AstraZeneca’s website at https://www.astrazeneca.com/investor-relations.html or by contacting AstraZeneca’s Investor Relations department by email at global-mediateam@astrazeneca.com.

Participants in the Solicitation

Alexion, AstraZeneca, their respective directors and certain of their executive officers and other employees may be deemed to be participants in the solicitation of proxies from Alexion’s stockholders in connection with the proposed transaction.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Alexion stockholders in connection with the proposed mergers, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information about Alexion’s directors and executive officers is available in Alexion’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 26, 2020, Alexion’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on February 16, 2021, and other documents subsequently filed by Alexion with the SEC.  Information about AstraZeneca’s directors and executive officers is available in AstraZeneca’s Form 20-F filed with the SEC on February 16, 2021, and other documents subsequently filed by AstraZeneca with the SEC.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Alexion’s and AstraZeneca’s control.  Statements in this communication regarding Alexion, AstraZeneca and the combined company that are forward-looking, including anticipated benefits of the proposed transaction, the impact of the proposed transaction on Alexion’s and AstraZeneca’s businesses and future financial and operating results, the amount and timing of synergies from the proposed transaction, the terms and scope of the expected financing for the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Alexion’s and AstraZeneca’s control.  These factors include, among other things, market factors, competitive product development and approvals, pricing controls and pressures (including changes in rules and practices of managed care groups and institutional and governmental purchasers), economic conditions such as interest rate and currency exchange rate fluctuations, judicial decisions, claims and concerns that may arise regarding the safety and efficacy of in-line products and product candidates, changes to wholesaler inventory levels, variability in data provided by third parties, changes in, and interpretation of, governmental regulations and legislation affecting domestic or foreign operations, including tax obligations, changes to business or tax planning strategies, difficulties and delays in product development, manufacturing or sales including any potential future recalls, patent positions and the ultimate outcome of any litigation matter.  Additional information concerning these risks, uncertainties and assumptions can be found in Alexion’s and AstraZeneca’s respective filings with the SEC, including the risk factors discussed in Alexion’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q, in AstraZeneca’s most recent Annual Report on Form 20-F and in each company’s future filings with the SEC.  Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that:  a condition to the closing the proposed acquisition may not be satisfied; a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; AstraZeneca is unable to achieve the synergies and value creation contemplated by the proposed acquisition; AstraZeneca is unable to promptly and effectively integrate Alexion’ s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed acquisition; legal proceedings are instituted against Alexion, AstraZeneca or the combined company; Alexion, AstraZeneca or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Alexion or AstraZeneca or on Alexion’s or AstraZeneca’s operating results.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Alexion or AstraZeneca.  Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or Alexion or AstraZeneca, AstraZeneca’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction.  You are cautioned not to rely on Alexion’s and AstraZeneca’s forward-looking statements.  These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements.  Neither Alexion nor AstraZeneca assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.